

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2015

Via E-mail
Mr. Paul D. Delva, Esq.
General Counsel and Secretary
Fairchild Semiconductor International, Inc.
3030 Orchard Parkway
San Jose, California 95134

> **Re:**   **Fairchild Semiconductor International, Inc.**
> **Solicitation/Recommendation Statement on Schedule 14D-9**
> **Filed December 4, 2015**
> **File No. 005-57505**

Dear Mr. Delva:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Offer, page 10

1.   We note the disclosure in the last paragraph on page 19, which appears to state that, although the transaction is not conditioned on financing, the merger agreement can be terminated as a result of a failure of the offeror to obtain the necessary financing. Please revise to clarify that the offeror will close the tender offer whether or not it obtains financing, given the lack of a financing condition in the tender offer, or advise as to the import of this disclosure.

Certain Fairchild Forecasts, page 31

2.   We note that this section includes non-GAAP financial measures. Please provide the additional disclosures required by Rule 100(a) of Regulation G and Item 10(e) of

Regulation S-K, including a reconciliation for each period presented, or provide an analysis as to why this is not required.

3.   We note the last sentence of the third full paragraph on page 34. Disclaimers of responsibility for disclosure contained in the filing are inappropriate. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Ronald C. Chen, Esq.
Wachtell, Lipton, Rosen & Katz